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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K


     (MARK ONE)
                X   Annual Report Pursuant to Section 15(d) of the
               ---   Securities Exchange Act of 1934

                     For the fiscal year ended December 31, 1994

                                   OR

                    Transition Report Pursuant to Section 15(d) of the
               ---   Securities Exchange Act of 1934 for the
                     transition period from _________ to __________



                           Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN
                       ----------------------------------
                            (Full title of the plan)



                          UNITED INDUSTRIAL CORPORATION
        ----------------------------------------------------------------
        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation
                               18 East 48th Street
                          New York, New York  10017
                     ---------------------------------------
                     (Address of principal executive office)

























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                              REQUIRED INFORMATION



     Item 4.
     -------

     The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 1994 (attached).


     Exhibits
     --------

     23.1  Consent of Ernst & Young LLP.













































     NYFS11...:\95\78495\0001\1196\FRM6275N.12A
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                             Audited Financial Statements

                         UIC 401(k) Retirement Savings Plan


                        Years ended December 31, 1994 and 1993
                         with Report of Independent Auditors
































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                          UIC 401(k) Retirement Savings Plan


                            Audited Financial Statements


                        Years ended December 31, 1994 and 1993





                                       Contents


             Report of Independent Auditors . . . . . . . . . . . . .  1

             Financial Statements

             Statements of Net Assets Available for Plan Benefits . . 2 Statements of Changes in Net Assets Available for Plan
             Benefits . . . . . . . . . . . . . . . . . . . . . . . .  3
             Notes to Financial Statements  . . . . . . . . . . . . .  4




















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                         Report of Independent Auditors

     Administrative Committee
     UIC 401(k) Retirement Savings Plan

     We have audited the accompanying statements of net assets available for plan benefits of the UIC 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                                 /s/ Ernst & Young LLP

     June 2, 1995


































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


                          UIC 401(k) Retirement Savings Plan

             Statements of Net Assets Available for Plan Benefits


                                                           December 31

                                                         1994        1993
                                                    ------------ ------------
             ASSETS
             Investments, stated at fair value:
               Fidelity Magellan Fund                $16,558,075  $16,524,208
               Fidelity Managed Income Portfolio      17,766,454   17,119,816
               Fidelity Growth & Income Fund           2,988,589    2,194,421
               Fidelity Retirement Government Money
                Market Fund                              721,253      710,697
               Fidelity Contrafund                       646,463            -
               Fidelity Investment Grade Bond Fund        46,628            -
               United Industrial Corporation Common
                Stock                                     67,025       38,688
               Participant loans                         837,497      759,022
                                                     -----------  -----------
                                                      39,631,984   37,346,852
                                                     ===========  ===========

             Cash                                              -          750
                                                     -----------   ----------
             Net assets available for Plan
             benefits                                $39,631,984  $37,347,602
                                                     ===========  ===========


             See accompanying notes.

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


                          UIC 401(k) Retirement Savings Plan

             Statements of Changes in Net Assets Available for Plan
             Benefits


                                                        Year ended December 31

                                                          1994         1993
                                                       ----------   -----------
             ADDITIONS
             Contributions                             $3,775,610    $4,281,490
             Rollover contributions                        84,510       187,109
             Other                                              -           938

             Investment income:
               Fidelity Magellan Fund                     647,391     1,541,985
               Fidelity Managed Income Portfolio          964,737       993,957
               Fidelity Growth & Income Fund              201,597       113,437
               Fidelity Retirement Government Money
                Market Fund                                27,156        18,811
               Fidelity Contrafund                              -             -
               Fidelity Investment Grade Bond Fund          1,062             -
               United Industrial Corporation Stock
                Fund                                        2,860         1,804
               Interest on loans to participants           65,487        63,701
                                                      -----------   -----------
             Total investment income                    1,910,290     2,733,695
                                                      -----------   -----------
                                                        5,770,410     7,203,232


             DEDUCTIONS
             Benefit payments                           2,383,518     3,625,939

             Net realized gain (loss) on investments      (60,051)      251,912
             Net unrealized appreciation
              (depreciation) in aggregate fair value
              of investments                           (1,042,459)    1,545,745
                                                      -----------   -----------
             Net increase                               2,284,382     5,374,950

             Net assets available for Plan benefits
              at beginning of year                     37,347,602    31,972,652
                                                      -----------   -----------
             Net assets available for Plan benefits
              at end of year                          $39,631,984   $37,347,602
                                                      ===========   ===========



             See accompanying notes.








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


                       UIC 401(k) Retirement Savings Plan

     Notes to Financial Statements



     1. Significant Accounting Policies

     Investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Contrafund and Fidelity Investment Grade Bond Fund are reported at current redemption value. The United Industrial Corporation Common Stock is reported at market value, based on published market prices.

     The change in the difference between cost and market value is reflected in the statements of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in the aggregate fair value of investments. The net realized gain or loss on investments is the difference between the proceeds and the specific cost of the investments.

     Rollover contributions represent transfers from other qualified retirement plans.

     Administrative expenses associated with the Plan, including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by the Company in 1994 and 1993.

     2. Description of the Plan

     The UIC 401(k) Retirement Savings Plan (the "Plan") is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement.
     All contributions are made by employees through payroll deductions and submitted to Fidelity Management Trust Company Cash Reserve Fund, then subsequently deposited in the investment option account(s) selected by the employee. United Industrial Corporation (the "Company") is the named fiduciary which controls and manages the operations of the Plan and acts as Administrator.

     All employees aged 21 or more who have completed six months of continuous employment and worked over 1000 hours with the Company (including its participating subsidiaries) are eligible to participate in the Plan. Participating employees contribute to the Plan through payroll deductions in amounts ranging from 2% to 15% of their earnings up to a limit of $9,240 and $8,994 for 1994 and 1993, respectively. Contributions to the Plan are invested in the available investment options in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

     The Company has the right to terminate the Plan at any time. In the event of a termination, the participants accounts shall be distributed to them in cash or in property or in any combination of cash and property.

     Information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description of the UIC 401(k) Retirement Savings Plan. Copies are available from the Human Resources
     Department of the Company.

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                          UIC 401(k) Retirement Savings Plan

                      Notes to Financial Statements (continued)



     3. Investments


     The fair value of individual investments that represent 5% or more of the Plan's net assets available for Plan benefits was as follows:


                                                        December 31

                                                     1994        1993
                                                  -----------  -----------
             Fidelity Magellan Fund               $16,558,075  $16,524,208
             Fidelity Managed Income Portfolio     17,766,454   17,119,816
             Fidelity Growth & Income Fund          2,988,589    2,194,421



     4. Income Tax Status

     The Internal Revenue Service has determined and informed the Company, that the Plan is qualified and the trust established under the Plan is tax-exempt, under appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.







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                                     UIC 401(k) Retirement Savings Plan

                                 Notes to Financial Statements (continued)




        5. Statements of Net Assets Available for Plan Benefits with Fund Information


                                                                   December 31, 1994
                         -----------------------------------------------------------------------------------------------------
                                                   Fidelity
                                      Fidelity    Retirement  Fidelity              Fidelity     UIC
                          Fidelity     Managed    Government  Growth &             Investment  Common
                          Magellan     Income        Money     Income    Fidelity  Grade Bond   Stock
                            Fund      Portfolio   Market Fund   Fund    Contrafund    Fund      Fund   Loan Fund    Total
                         ----------------------------------------------------------------------------------------------------


Investments at fair
  value                  $16,558,075 $17,766,454  $721,253   $2,988,589  $646,463    $46,628  $67,025          -  $38,794,487
Participant loans                  -           -         -            -         -          -        -   $837,497      837,497
                         -----------------------------------------------------------------------------------------------------
Net assets available
 for Plan benefits       $16,558,075 $17,766,454  $721,253   $2,988,589  $646,463    $46,628  $67,025   $837,497  $39,631,984
                         =====================================================================================================

                                                                       December 31, 1993
                                    -----------------------------------------------------------------------------------
                                                             Fidelity
                                                 Fidelity   Retirement   Fidelity
                                     Fidelity     Managed   Government   Growth &
                                     Magellan     Income       Money      Income    UIC Common
                                       Fund      Portfolio  Market Fund    Fund     Stock Fund   Loan Fund    Total
                                    -----------------------------------------------------------------------------------
         Investments at fair
          value                     $16,524,208 $17,119,816  $710,697   $2,194,421   $38,688             -  $36,587,830
         Participant loans                    -           -         -            -         -      $759,022      759,022
         Cash                                 -           -         -            -       750             -          750
                                    -----------------------------------------------------------------------------------
         Net assets available for
          Plan benefits             $16,524,208 $17,119,816  $710,697   $2,194,421   $39,438      $759,022  $37,347,602
                                    ===================================================================================


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                                    UIC 401(k) Retirement Savings Plan

                                 Notes to Financial Statements (continued)



      6. Statements of Changes in Net Assets Available for Plan Benefits with Fund Information


                                                                  Year ended December 31, 1994
                      --------------------------------------------------------------------------------------------------------
                                                 Fidelity
                                     Fidelity   Retirement  Fidelity               Fidelity     UIC
                         Fidelity    Managed    Government  Growth &              Investment   Common
                         Magellan     Income      Money      Income    Fidelity   Grade Bond   Stock     Loan
                           Fund     Portfolio  Market Fund    Fund    Contrafund     Fund       Fund     Fund      Total
                      --------------------------------------------------------------------------------------------------------
       ADDITIONS
       Contributions    $1,633,999  $1,384,307  $101,643    $529,581     $94,512    $13,558     $18,010         -   $3,775,610
       Rollover
        Contributions       17,434       7,385         -           -           -          -         453   $59,238       84,510
       Investment
        Income             647,391     964,737    27,156     201,597           -      1,062       2,860    65,487    1,910,290
                      --------------------------------------------------------------------------------------------------------
                         2,298,824   2,356,429   128,799     731,178      94,512     14,620      21,323   124,725    5,770,410
       DEDUCTIONS
       Benefit
        payments          (903,634) (1,139,240)  (93,584)   (182,109)     (6,938)         -      (2,674)  (55,339)  (2,383,518)

       Net realized
        gain (loss) on
        investments        (54,420)          -         -      (5,552)       (787)         -         708         -      (60,051)
       Net unrealized
        appreciation
        (depreciation)
        in aggregate
        fair value of
        investments       (887,068)          -         -    (140,214)     (7,671)    (1,327)     (6,179)        -   (1,042,459)

       Interfund
        transfers         (419,835)    (570,551) (24,659)    390,865     567,347     33,335      14,409     9,089            0
                       -------------------------------------------------------------------------------------------------------
       Net increase
        (decrease)          33,867      646,638   10,556     794,168     646,463     46,628      27,587    78,475    2,284,382
       Net assets
        available for
        Plan benefits
        at beginning
        of year         16,524,208   17,119,816  710,697   2,194,421           -          -      39,438   759,022   37,347,602
                       -------------------------------------------------------------------------------------------------------
       Net assets
        available
        for Plan
        benefits at
        end of year    $16,558,075  $17,766,454 $721,253  $2,988,589    $646,463    $46,628     $67,025  $837,497  $39,631,984
                       =======================================================================================================





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                                     UIC 401(k) Retirement Savings Plan

                                  Notes to Financial Statements (continued)


         6. Statements of Changes in Net Assets Available for Plan Benefits with Fund Information (continued)

                                                          Year ended December 31, 1993
                                 --------------------------------------------------------------------------------
                                                          Fidelity
                                              Fidelity   Retirement  Fidelity     UIC
                                   Fidelity    Managed   Government  Growth &   Common
                                   Magellan    Income      Market     Income     Stock
                                     Fund     Portfolio     Fund       Fund      Fund    Loan Fund    Total
                                 --------------------------------------------------------------------------------
           ADDITIONS
           Contributions          $1,780,361  $1,908,019  $ 96,820   $474,255  $22,035          -      $4,281,490
           Rollover
            Contributions             67,424      71,201    21,600     23,040    3,844          -         187,109
           Other                           -           -       657        342        -     $  (61)            938
           Investment Income       1,541,985     993,957    18,811    113,437    1,804      63,701      2,733,695
                                 --------------------------------------------------------------------------------
                                   3,389,770   2,973,177   137,888    611,074   27,683      63,640      7,203,232

           DEDUCTIONS
           Benefit payments       (1,395,162) (1,873,356)  (63,920)  (256,351)  (1,950)    (35,200)    (3,625,939)

           Net realized gain
            (loss) on investments    220,390           -         -     36,769   (5,247)          -        251,912
           Net unrealized
            appreciation
            (depreciation) in
            aggregate fair
            value of
            investments            1,413,068           -         -    138,045   (5,368)          -      1,545,745

           Interfund transfers       345,815  (1,139,796)   30,272    686,830    5,563      71,316              -
                                 --------------------------------------------------------------------------------
           Net increase
            (decrease)             3,973,881     (39,975)  104,240  1,216,367   20,681      99,756      5,374,950
           Net assets available
            for Plan benefits at
            beginning of year     12,550,327  17,159,791   606,457    978,054   18,757     659,266     31,972,652
                                 --------------------------------------------------------------------------------
           Net assets available
            for Plan benefits
            at end of year       $16,524,208 $17,119,816  $710,697 $2,194,421  $39,438    $759,022    $37,347,602
                                 ================================================================================


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the UIC 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of June, 1995.

                                         UIC 401(K) RETIREMENT SAVINGS PLAN


                                            By:  /s/ Paul J. Michaud
                                               ----------------------------
                                               Name: Paul J. Michaud
                                               Title: Committee Member















































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                                  EXHIBIT INDEX



     Exhibit No.            Description
     ----------             -----------

     23.1               Consent of Independent Auditors